UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012 (Report No. 6)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

Update on Note Conversions

On July 16, 2012, the Company received from Bank Hapoalim, its Israeli depository, notices of conversion of NIS 321,017.03 (or approximately $81,000) aggregate principal amount of Series A notes, into 234,319 ordinary shares, and conversion of NIS 7,649,398.17 (or approximately $1.9 million) aggregate principal amount of Series B notes, into 4,179,999 ordinary shares.

After giving effect to such conversions, there will be NIS 78,978,155 (or approximately $19.9 million) aggregate principal amount of Series A notes and NIS 23,129,602 (or approximately $5.8 million) aggregate principal amount of Series B notes held by investors and 28,421,407 ordinary shares of the Company outstanding.

The foregoing does not include NIS 26,000,000 (or approximately $6.6 million) aggregate principal amount of Series A notes that were purchased in the open market by Orckit-Corrigent Ltd., a wholly-owned subsidiary of the Company, in 2009 and are now secured by a lien in favor of the trustee of the Series A notes.

The above-mentioned conversions of Series B notes include the conversion of NIS 6,731,000 principal amount of Series B notes held by Mr. Izhak Tamir, President and a director of the Company, and NIS 546,000 principal amount of Series B notes held by Mr. Eric Paneth, Chief Executive Officer and a director of the Company, which are all the notes held by them.

Update on Holdings of Principal Shareholders

The following table sets forth the holdings of all shareholders known to the Company to hold 5% or more of its outstanding ordinary shares, after giving effect to the above-mentioned conversions and based on 28,421,407 ordinary shares of the Company outstanding. The voting rights of all shareholders are the same.

	Ordinary Shares Actually Owned		Ordinary Shares Beneficially Owned (1)
	Number	Percentage	Number	Percentage
Izhak Tamir	4,747,409	16.7%	4,850,409 (2)	17.0%
Eric Paneth	1,322,628	4.7%	1,407,378 (3)	4.9%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such ordinary shares. Ordinary shares issuable pursuant to options, warrants or convertible notes that are currently exercisable or exercisable or convertible within 60 days are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or notes for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Includes (i) 4,747,409 ordinary shares, (ii) 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, and (iii) 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share. Mr. Tamir's options to purchase 420,000 ordinary shares at an exercise price of $27.14 per share expired in June 2012.

(3)
Includes (i) 1,322,628 ordinary shares, (ii) 18,750 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, and (iii) 66,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share. Mr. Paneth's options to purchase 420,000 ordinary shares at an exercise price of $27.14 per share expired in June 2012.

The U.S. Dollar amounts appearing in this report are based on the representative exchange rate published by the Bank of Israel on July 13, 2012 and are subject to change as the exchange rate of the New Israeli Shekel in relation to the U.S. Dollar fluctuates. Principal amounts of notes do not include amounts for CPI linkage or accrued interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                ORCKIT COMMUNICATIONS LTD.

Date: July 17, 2012                                                                By:/s/ Izhak Tamir
Izhak Tamir
President